UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14287
USEC Savings Program
(Full title of the plan)
USEC Inc.
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

USEC Savings Program
Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007
Together with Reports of Independent Registered Public Accounting Firms

USEC Savings Program

Report of Independent Registered Public Accounting Firm
To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:
We have audited the accompanying statement of net assets available for benefits of the USEC Savings Program (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2007 financial statements of the Plan were audited by other auditors whose report dated June 23, 2008, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Clark, Schaefer, Hackett & Co.
Cincinnati, Ohio
June 24, 2009

Report of Independent Registered Public Accounting Firm
To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:
We have audited the accompanying statements of net assets available for benefits of the USEC Savings Program (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. GAAP.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Baltimore, Maryland
June 23, 2008

USEC Savings Program
Statements of Net Assets Available for Benefits
In thousands

	December 31,
	2008	2007
Assets:
Investments at fair value	$244,856	$303,308
Participant loans receivable	4,750	4,882

Net assets available for benefits at fair value	249,606	308,190
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,929	854

Net assets available for benefits	$254,535	$309,044

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Statements of Changes in Net Assets Available for Benefits
In thousands

	Years Ended
	December 31,
	2008	2007
Changes in net assets:
Interest and dividends	$9,068	$18,026
Net appreciation (depreciation) in value of investments	(72,011)	1,277
Contributions:
Participants	19,118	17,794
USEC	7,120	6,310
Distributions to participants	(17,776)	(22,557)
Administrative expenses	(28)	(25)

Net increase (decrease)	(54,509)	20,825
Net assets available for benefits, beginning of year	309,044	288,219

Net assets available for benefits, end of year	$254,535	$309,044

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Notes to Financial Statements
1. Plan description:
The following description of the USEC Savings Program (the Plan) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by USEC Inc. through a plan administrator. USEC Inc. and its wholly owned subsidiary, United States Enrichment Corporation (together USEC), are participating employers. The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.
Eligibility
An eligible employee is an employee that is paid, employed and reported on the payroll and personnel records of USEC as an employee. An eligible employee may participate in the Plan after one hour of service.
Contributions
Participants may contribute between 1 percent and 50 percent of eligible compensation in 0.5 percent increments up to the maximum annual amount allowed under the Internal Revenue Code. Participants may elect either before-tax contributions, after-tax contributions or a combination of both. Beginning September 1, 2008, with certain limited exceptions, new employees are automatically enrolled in the Plan at a default contribution level of either 5 percent or 6 percent of eligible compensation (depending on class of employee) unless they make an affirmative election to make contributions at a specified percentage (including zero).
Employees who are eligible to participate in a company pension plan, and elect to do so, receive the Basic Matching Contribution. For each payroll period, USEC provides a 100 percent matching contribution for the first 3 percent of each participant’s eligible earnings and a 50 percent matching contribution for the next 2 percent. The maximum Basic Matching Contribution is 4 percent of eligible earnings.
Employees who are not eligible to participate in a company pension plan, or eligible employees who elect not to participate in a company pension plan, receive the Enhanced Matching Contribution. For each payroll period, USEC provides a 200 percent matching contribution for the first 2 percent of the participant’s eligible earnings, plus a 100 percent matching contribution for the next 2 percent and a 50 percent matching contribution for the next 2 percent. The maximum Enhanced Matching Contribution is 7 percent of eligible earnings.
The Plan accepts rollover contributions from other qualified plans.
Participant accounts and loans
Each participant’s account is credited with the participant’s and employer’s matching contributions, and the respective investment earnings (losses) of the individual funds. Participants may borrow from the Plan in any amount of at least $1,000 but less than 50 percent of the participant’s vested account balance. A participant cannot borrow more than $50,000. Loan terms originated under the Plan are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans), which may have terms up to 15 years. Loans are secured by the balance in the participant’s account and bear a rate of interest at the prime lending rate plus one percentage point, subject to usury limits, at the date of loan origination with no refinancing option. Principal and interest on the loans are repaid in substantially level installments. Prepayment in full is allowed at any time. As of December 31, 2008, interest rates on outstanding loans ranged from 4.25 percent to 10.5 percent.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by USEC.
Vesting
Participants are immediately vested in their contributions and associated earnings (losses). Plan vesting in the participating employer’s matching contributions and associated earnings (losses) is based on years of credited service to USEC, as follows:

Years of credited service	Percentage
Less than 2	0 percent
2	50 percent
3	100 percent
Forfeitures
Forfeitures are employer contributions retained by the Plan when a participant separates from USEC prior to vesting and are used to reduce current or future employer matching contributions. Participant departures prior to vesting resulted in forfeitures of $19,815 in 2008 and $16,096 in 2007. In 2008 and 2007, employer contributions were reduced by $33,833 and $72,000, respectively, from forfeitures of non-vested accounts. At December 31, 2008 and 2007, forfeitures available to reduce future contributions were $5,093 and $18,240, respectively.
Investment options
Participants direct FMTC to invest their contributions, the participating employer’s matching contributions and associated earnings (losses) among various investment options. At December 31, 2008, investment options consist of 25 mutual funds, the USEC Stock Fund and a managed fund of short-term bonds and other fixed income securities (the USEC Stable Value Fund). Participant contributions to the USEC Stock Fund are limited to 20 percent of their total contributions and participants are restricted from making additional contributions into the USEC Stock Fund if the balance in their USEC Stock Fund account exceeds 20 percent of their total account value.
Participants may, subject to the USEC Stock Fund restriction, make changes and exchanges among the investment options at any time by contacting FMTC directly.
Distributions
Upon termination of service (other than by death) at a time when a participant has (1) reached normal retirement age, (2) has reached age 50 with 10 years of credited service, (3) is disabled or (4) is eligible for total and permanent disability benefits under a USEC long-term disability plan, a participant may elect to receive (a) a lump sum amount equal to the value of the participant’s vested interest in his or her account, (b) monthly installments over a fixed number of years or over life expectancy or (c) a series of partial payments. If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion of the account is payable to a beneficiary. Upon termination of service (other than by death) before a participant has (1) reached normal retirement age, (2) has reached age 50 with 10 years of credited service, (3) is disabled or (4) is eligible for total and permanent disability benefits under a USEC long-term disability plan, upon request, the vested portion of a participant’s account may be paid as a lump sum. The amount of any payment from a participant’s account is reduced to satisfy income tax withholding requirements, unless the balance is rolled over to a qualifying plan or other tax-exempt option.
Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.
Plan termination
Although USEC has not expressed any intent to do so, USEC has the right to discontinue its contributions at any time and to terminate the Plan, subject to applicable law. In the event of Plan termination, participants will become 100 percent vested in participating employer matching contributions and associated earnings (losses).
2. Summary of significant accounting policies:
Basis of accounting
The financial statements of the Plan are prepared based on the accrual method of accounting. Distributions to participants are recorded on the cash basis.
Investment contracts held by a defined contribution plan are required to be reported at fair value, in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
The Plan’s investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Fair value is generally based on quoted closing market prices. Underlying assets of the USEC Stable Value Fund are valued at most recent bid prices (sales prices if the principal market for the security is an exchange) if quotations are readily available. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Statements of Changes in Net Assets Available for Benefits reports the net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, except that the net appreciation or depreciation in the USEC Stable Value Fund is reported on a contract value basis.
The USEC Stable Value Fund invests in Managed Income Portfolio II, a collective trust managed by FMTC. The Plan’s interest in the collective trust is based on the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Adoption of New Accounting Standard
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements and subsequently adopted certain related FASB staff positions. Refer to Note 4 for disclosures provided for fair value measurements of plan investments.
3. Investments:
The following table presents investments at December 31, 2008 and 2007 that represent 5 percent or more of the Plan’s net assets (in thousands):

	2008	2007
USEC Stable Value Fund, at fair value	$121,557	$112,618
American Funds — The Growth Fund of America, 869,270 and 898,450 shares, respectively	17,768	30,547
American Funds — Investment Company of America, 728,802 shares in 2008 and below 5% in 2007	15,268	—
Fidelity Dividend Growth Fund, below 5% in 2008 and 619,711 shares in 2007	—	18,220
American Funds — New Perspective Fund, below 5% in 2008 and 480,513 shares in 2007	—	16,313
Fidelity Diversified International Fund, below 5% in 2008 and 445,645 shares in 2007	—	17,781

Total individual investments that represent 5 percent or more of the Plan’s net assets	154,593	195,479
Other investments	90,263	107,829

Total investments, at fair value	$244,856	$303,308

Components of the net appreciation (depreciation) in value of investments for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Registered investment companies	$(71,394)	$1,650
USEC Inc. common stock	(617)	(373)

Net appreciation (depreciation)	$(72,011)	$1,277

4. Fair Value Measurements:
On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements (Statement 157), and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following are the Plan investments as of December 31, 2008 categorized by the Statement 157 fair value hierarchy levels described above (in thousands):

	Level 1	Level 2	Level 3	Total
Mutual funds	$119,062	$—	$—	$119,062
Collective trust fund	—	121,557	—	121,557
Common stock fund	—	4,237	—	4,237
Participant loans	—	—	4,750	4,750

Total investments, at fair value	$119,062	$125,794	$4,750	$249,606

Level 1 of the valuation hierarchy includes mutual funds for which the Net Asset Value (NAV) and share price, respectively, are quoted in active markets. Mutual funds are public investment instruments valued using the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.
Level 2 of the valuation hierarchy includes investments in a collective trust fund and a common stock fund. The NAVs of these investments are provided by administrators of the funds. The collective trust fund is a public investment vehicle with a NAV quoted in a private market. The common stock fund invests in USEC Inc. common stock and an amount of short-term investments to facilitate liquidity for investors. The NAV for each fund is based on the underlying assets owned by the fund, less any expenses accrued against the fund, divided by the number of fund shares outstanding. Investments in these funds are classified within level 2 of the valuation hierarchy because the NAV’s unit price is not quoted in an active market; however, the unit price is based on underlying investments which are traded in an active market.
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008 (in thousands):

Level 3 Assets —
Participant Loans
Balance at January 1, 2008	$4,882
Issuances, maturities and settlements, net	(132)

Balance at December 31, 2008	$4,750

5. Tax status:
The Plan has received a determination letter, dated March 19, 2008, from the Internal Revenue Service that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code. Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, on participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Related party transactions:
Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the Trustee as defined by the Plan, and these transactions qualify as party-in-interest transactions.
Certain expenses of the Plan are paid by USEC to Fidelity, except participant loan costs and fund investment management expenses that are paid by the participant, and amounted to $5,125 in 2008 and $4,575 in 2007.
USEC as a participating employer is a related party. Related party values as of and for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Shares of USEC Inc. common stock held by the Plan	925	175
Fair value of USEC Inc. common stock held by the Plan	$4,152	$1,579
Purchases of USEC Inc. common stock by the Plan	$4,580	$1,963
Sales of USEC Inc. common stock by the Plan	$1,288	$1,165
7. Risks and Uncertainties:
The plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
8. Reconciliation to Form 5500:
As of December 31, 2007, net assets available for benefits totaled $309,044,000 as reported per the financial statements and Form 5500. As reported in the financial statements, the adjustment from fair value to contract value for fully benefit-responsive investment contracts was $854,000 and net assets available for benefits at fair value totaled $308,190,000.
Beginning in 2008, net assets available for benefits are reported at fair value on Form 5500. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 (in thousands):

2008
Net assets available for benefits per the financial statements	$254,535
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,929)

Net assets available for benefits per Form 5500	$249,606

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2008 (in thousands):

2008
Net increase (decrease) in net assets available for benefits per the financial statements	$(54,509)
Net change in fair value adjustment of fully benefit-responsive investment contracts	(4,929)

Net increase (decrease) in net assets available for benefits per Form 5500	$(59,438)

USEC Savings Program, Plan Number 001
Form 5500 Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008
(In Thousands)

			(e) Current
(a)	(b) Issuer	(c) Description of asset	value

	American Funds — Investment Company of America — Class R5	Domestic Equity Mutual Fund	$15,268
	American Funds — New Perspective Fund — Class R5	Growth Mutual Fund that Invests Globally	9,695
	American Funds — The Growth Fund of America — Class R5	Domestic Equity Mutual Fund	17,768
	Davis NY Venture Fund — Class Y	Domestic Equity Mutual Fund	9,771
*	Fidelity Contrafund	Growth Mutual Fund	9,207
*	Fidelity Diversified International Fund — Class K	Growth Mutual Fund that Invests Internationally	8,323
*	Fidelity Freedom 2000 Fund	Asset Allocation Mutual Fund	635
*	Fidelity Freedom 2005 Fund	Asset Allocation Mutual Fund	47
*	Fidelity Freedom 2010 Fund	Asset Allocation Mutual Fund	4,554
*	Fidelity Freedom 2015 Fund	Asset Allocation Mutual Fund	286
*	Fidelity Freedom 2020 Fund	Asset Allocation Mutual Fund	5,170
*	Fidelity Freedom 2025 Fund	Asset Allocation Mutual Fund	604
*	Fidelity Freedom 2030 Fund	Asset Allocation Mutual Fund	1,418
*	Fidelity Freedom 2035 Fund	Asset Allocation Mutual Fund	34
*	Fidelity Freedom 2040 Fund	Asset Allocation Mutual Fund	700
*	Fidelity Freedom 2045 Fund	Asset Allocation Mutual Fund	34
*	Fidelity Freedom 2050 Fund	Asset Allocation Mutual Fund	7
*	Fidelity Freedom Income Fund	Asset Allocation Mutual Fund	366
*	Fidelity Growth Company Fund — Class K	Growth Mutual Fund	4,470
*	Fidelity US Bond Index Fund	Income Mutual Fund	11,323
	Goldman Sachs — MidCap Value Fund Institutional Class	Value Mutual Fund	2,112
	Morgan Stanley Institutional Fund Trust: Midcap Growth Portfolio — Class I Shares	Growth-Oriented Stock Mutual Fund	4,444
	Royce Pennsylvania Mutual Fund — Investment Class	Growth Mutual Fund	4,647
*	Spartan Extended Market Index Fund — Investor Class	Index Mutual Fund	932
*	Spartan US Equity Index Fund — Investor Class	Index Mutual Fund	7,247
*	USEC Stable Value Fund	Commingled Pool of the Fidelity Group Trust for Employee Benefit Plans - at fair value	121,557
*	USEC Stock Fund	Company stock fund for USEC Inc.	4,237
*	Participant Loans	Interest rates 4.25% to 10.5% maturing through 2022	4,750

	Total Current Value		$249,606

*	– Indicates a party-in-interest to the Plan.

Column (d) — Cost is not required since the investments are participant directed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USEC Savings Program

June 24, 2009	By	/s/ W. Lance Wright W. Lance Wright
USEC Inc.
Chairman
USEC Inc. Benefit Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.